Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

Big ambitions in the far north

Russian and Norwegian interests meet in the far north and the Arctic. The new StatoilHydro company has big ambitions in this part of the world, chief executive Helge Lund told the St Petersburg Economic Forum this weekend.

The new company is seeking a close and long-term collaboration with the Russian government and companies in Russia, he said.

Heads of state, leading politicians and industrial leaders from many countries met in the Russian city from 8-9 June, with president Vladimir Putin as host.
The Norwegian premier, Jens Stoltenberg, and Mr Lund were among the politicians and industrial leaders who met the Russian leader.

“The aspirations of our two nations in the energy arena meet in far northern areas,” said Mr Lund. “Russia and Norway jointly share unique opportunities to liberate the energy potential in this part of the world.

“We can combine Russia’s onshore Arctic know-how with Norway’s experience from many years of offshore oil and gas operations.”

He believed that the goal had to be to achieve sustainable energy production in the Arctic by 2030.

Mr Lund added that relations between Russia and Norway built on good neighbourliness, many years of shared experience as reliable gas suppliers to Europe, and complementary experience in the oil and gas sector.

Apart from president Putin and senior Russian politicians, Mr Lund met leading representatives of the country’s energy industry and his opposite numbers from several of the world’s large oil companies.

Disclaimer:

This press release does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition Statoil will make the effective registration statement available for free to Hydro shareholders in the United States.